Exhibit 1.01

Conflict Minerals Report of NICE-SYSTEMS LTD.

Section 1: Introduction

This Conflict Minerals Report has been prepared by NICE-Systems Ltd. (herein referred to as “NICE”, the “Company”, “we”, “us”, or “our”) pursuant to Rule 13p-1 ("the Rule") of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for calendar year 2013.

Rule 13p-1, enacted pursuant to The Dodd-Frank Wall Street Reform and Consumer Protection Act, requires that an issuer that is required to file periodic reports with the Securities and Exchange Commission (the “SEC”) under Sections 13(a) or 15(d) of the Exchange Act (including foreign private issuers) disclose certain information if that issuer manufactures or contracts to manufacture one or more products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo ("DRC"), and nine adjoining countries.

Company and Products Overview

NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. Some of our software solutions include audio and video recording systems. These systems rely on hardware products including servers, assembly boards and other electronics equipment, for which conflict minerals are necessary for the functionality or production of the products.

Our products are highly complex, and typically contain thousands of parts from many manufacturers. We have relationships with a vast network of manufacturers throughout the world and there are generally multiple tiers between the mines where Conflict Minerals are extracted and manufacturers.  In accordance with the Rule we undertook a country of origin inquiry to determine the source of the Conflict Minerals, which are necessary for the functionality or production of the products we manufacture or contract to manufacture.

Section 2: Reasonable Country of Origin Inquiry (“RCOI”) and RCOI Conclusion

We performed a good faith RCOI for the Conflict Minerals that we determined were necessary to the functionality or production of our products in order to determine whether the Conflict Minerals in such products originated from the Covered Countries.  The RCOI was conducted simultaneously with conducting due diligence on the source and chain of custody of the Conflict Minerals.  We conducted due diligence simultaneously with our RCOI because of the large number of applicable manufacturers from which we obtain materials that we surveyed, and the time frame necessary for completion of both the RCOI and due diligence process.

Our RCOI procedures consisted of surveying manufacturers whom we concluded as those providing us with components that do, or may, contain Conflict Minerals that are necessary to the functionality or production of our products.  Such procedures included the following steps:

(1) Developing the applicable list of manufacturers to survey based on the likelihood of Conflict Minerals contained in the supplied materials.

(2) Sending a notification to relevant manufacturers informing them about the Conflict Minerals disclosure requirements and asking them to complete the Conflict Minerals survey  based on the standard template designed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template.

 (3) Use of a set of checks ("red flags") to identify inconsistent, incomplete or inaccurate responses. Responses that were identified as incomplete or inconsistent based on red flags were subject to further review and follow up with the parties that provided the incomplete or inaccurate responses.

 (4) Sending periodic reminders to non-responsive manufacturers.

NICE has concluded, in good faith, that during the 2013 calendar year, NICE has manufactured, and contracted to manufacture, products containing Conflict Minerals and has determined that the use of these minerals is necessary for the functionality or production of certain of its products. Based on the RCOI conducted, NICE had reason to believe that a portion of its Conflict Minerals may have originated in a Covered Country and knew, or had reason to believe, that those necessary Conflict Minerals may not be from recycled or scrap sources.

Section 3: Design of Due Diligence Framework

Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework of the Organization for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

Section 4: Due Diligence Measures Performed

NICE due diligence efforts for calendar year 2013 included the following steps:

1.	Establishing company management systems

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NICE established a cross-functional Conflict Minerals steering committee that includes representatives from the following areas: supply chain, purchasing, product management, marketing, legal, finance, internal communication, investor relations, compliance and senior management.

•	NICE established a Conflict Minerals policy and published it on its publically available internet http://www.nice.com/conflict-mineral-policy.

•	NICE set up and published a dedicated email address as a grievance mechanism.

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NICE sent a letter to those of its manufacturers identified during the applicability assessment phase, informing them that NICE is subject to the Rule and, as a supplier or contract manufacturer of NICE, their cooperation in the due diligence process is expected.

•	NICE made training materials available to its manufacturers that included an overview of the Rule and provided instructions on how to respond to the survey.

2.	Identifying and assessing risks in the supply chain

NICE conducted a supply chain survey with the 484 manufacturers identified during the applicability assessment phase. The survey was based on the Electronics Industry Citizenship Coalition/Global e-Sustainability Initiative (EICC/GeSI). Each and every survey completed and received, was reviewed and logged by us.

Responses received were subject to a "red flag" review. Responses that were identified as incomplete or inconsistent based on the red flag review process were noted for follow up. Smelters or refiners that were identified in the responses were compared against the list of facilities which have received a DRC conflict free designation from the Conflict Free Smelter Program (CFSP).

We identified two primary risks in our supply chain relating to our manufacturers:  (1) the risk of not receiving accurate information on a timely basis from our manufacturers  with respect to their sourcing of Conflict Minerals  (based on manufacturers' characteristics using criteria such as whether the manufacturer is an SEC filer, the manufacturer’s geographical location, etc.), and (2) the risk of NICE not being able to replace manufacturers, should we determine that there is a reasonable risk of the manufacturers' use of Conflict Minerals from sources that contribute to human rights abuses (based on the level of our dependency on the manufacturers' goods). The result of these assessments was the segmentation of the manufacturers into three levels of risks (high, medium and low), which allowed us to invest our communication and response validation efforts according to the manufacturers' level of risk.

3.	Designing and implementing a strategy to respond to identified risks

•	Senior management is briefed about our due diligence efforts on a regular basis.

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We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with manufacturers. We engage in regular ongoing risk assessment through our manufacturers' annual data submissions.

•	Manufacturers who provided incomplete or inconsistent responses were sent follow-up corrective action notifications asking for clarification.

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We also reviewed manufacturers’ responses to track smelters and refiners in our supply chain who supply us with Conflict Minerals and who have not received a conflict-free designation based on the Conflict Free Smelters Initiative (CFSI) and Conflict Free Smelters Programs (CSFP) or other independent third party validation program.

4.	Carrying out independent third-party audit of smelter/refiner due diligence practices

We do not typically have a direct relationship with Conflict Mineral smelters and refiners and do not perform or direct audits of these entities within our supply chain. As a result, our due diligence efforts relied on cross-industry initiatives such as Conflict Free Sourcing Initiative (CFSI) which is led by the Electronics Industry Citizenship Coalition (EICC) and the Global eSustainability Initiative (GeSI).

5.	Reporting annually on supply chain due diligence

In addition to this report, please see our website at http://www.nice.com/financial-information/sec-filings for further information about our supply chain due diligence efforts.

Section 5: Determination

As indicated above, the products that we manufactured, or contracted to manufacture, are highly complex, and typically contain thousands of parts from many manufacturers. We have relationships with a vast network of manufacturers throughout the world and there are generally multiple tiers between the mines that extract Conflict Minerals and manufacturers. Therefore, we must rely on our manufacturers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us – including sources of Conflict Minerals that are supplied to our manufacturers from lower tiers in the chain.

Despite receiving responses from manufacturers listing smelter or refiner names in their supply chain, the manufacturers were unable to accurately report which specific smelters were part of the supply chain applicable to the components that were sold to us in 2013.

Based on the information obtained through the due diligence process described above, we do not have sufficient information to determine the country of origin of the Conflict Minerals in some of our Products.

NICE’s efforts to determine the origin of the Conflict Minerals with the greatest possible accuracy consisted of the due diligence measures described in this Conflict Minerals Report.